Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2004	2003	2002
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$8,226	$7,958	$6,088
Less: Dividend Requirements on Preferred Stock	215	236	253

Net Income Applicable to Common Stock	$8,011	$7,722	$5,835

Average Number of Common Shares Outstanding—Basic	5,509	4,878	4,744

Dilutive Effect of Stock Options* and Restricted Stock	16	18	18

Average Number of Common Shares Outstanding—Diluted	5,525	4,896	4,762

Earnings Per Share—Basic	$1.45	$1.58	$1.23

Earnings Per Share—Diluted	$1.45	$1.58	$1.23

*	Assumes all options were converted to common shares per SFAS 128.